FY2010 Third Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended December 31, 2010)
(Unaudited)

January 27, 2011
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and Senior Vice President, Corporate Administration Group (03) 3214-7500
Quarterly Report Filing Date (as planned)	:	February 4, 2011
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

  (Rounded to the nearest million yen)
1. Consolidated Results of FY2010 Q3 (April 1, 2010 through December 31, 2010)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2010 Q3	77,538	144.9	5,953	－	5,135	－	3,271	－
FY2009 Q3	31,656	(52.8)	(12,967)	－	(11,383)	－	(12,757)	－

	Net income (loss) per share - basic		Net income (loss) per share - diluted
		Yen		Yen
FY2010 Q3	18.56		18.56
FY2009 Q3	(71.38)		(71.38)

(2)      Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share
		Million yen		Million yen		%		Yen
FY2010 Q3	183,232		137,352		75.0		792.69
FY2009	188,663		150,242		79.6		840.65

2. Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2009	－	5.00	－	5.00	10.00
FY2010	－	5.00	－	N/A	N/A
FY2010 (forecast)	N/A	N/A	N/A	5.00	10.00

(Note) Revision of dividends forecast for this period: Yes
After comprehensive consideration of current conditions, Advantest revised the year-end dividends forecast as above.

3. Projected Results for FY2010 (April 1, 2010 through March 31, 2011)

(% changes as compared with the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2010	100,000	87.9	6,500	－	5,800	－	3,500	－

Net income (loss) per share
Yen
FY2010	19.86

(Note) Revision of earnings forecast for this period: Yes
Advantest did not report the earnings forecast for the fiscal year ending March 31, 2011 in late October of last year due to difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditures.
At this time, Advantest is able to report the earnings forecast for the fiscal year ending March 31, 2011, taking into account trends in orders input received and other factors in the third quarter.  Such earnings forecast is reported above.

4. Others   (Please see  “Business Results” 2. Others on page 7 for details.)
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): None

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes

(3)	Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements:
1)	Changes based on revisions of accounting standard: None
2)	Changes other than 1) above: None

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2010 Q3 199,566,770 shares; FY2009 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2010 Q3 26,294,460 shares; FY2009 20,845,178 shares.
3)	Average number of outstanding stock for each period (cumulative term):
FY2010 Q3 176,205,042 shares; FY2009 Q3 178,722,701 shares.

Implementation status of quarterly review procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Upcoming Fiscal Year	P. 7
2.	Others		P. 7
	(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries)	P. 7
	(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements	P. 7
	(3)	Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements	P. 7
3.	Consolidated Financial Statements and Other Information		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Cash Flows (Unaudited)	P.12
	(4)	Notes on Preconditions to Going Concerns	P.13
	(5)	Segment Information	P.13
	(6)	Notes on Significant Changes to Stockholders’ Equity	P.14

Advantest Corporation (FY2010 Q3)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2010 Q3 (October 1, 2010 through December 31, 2010)
(in billion yen)
	Three months ended December 31, 2009	Three months ended December 31, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	18.7	21.3	14.7%
Net sales	12.9	25.4	97.5%
Operating income (loss)	(5.0)	1.2	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(5.0)	1.0	－
Net income (loss)	(5.7)	0.7	－

Advantest’s fiscal third quarter results were impacted by slowing consumer demand for PCs and electronics amid economic uncertainty in developed countries economies, while the emerging countries economies have continued to grow.
The strong recovery which had been underway for some time in the semiconductor industry faltered. Semiconductor manufacturers have postponed capital investment and limited equipment orders primarily due to the weakness in the PC and consumer electronics markets since the end of second period. Especially DRAM manufacturers have responded to the deteriorating supply/demand environment with production cuts and reductions in capital expenditures since the DRAM prices have plunged in the summer of 2010.
Amid this discouraging business environment, Advantest strove to expand orders and sales, and despite the challenge of the stronger yen, posted significant increases both in sales and profit in comparison to the corresponding period of the previous fiscal year.
As a result of the above, orders input received was (Y) 21.3 billion (a 14.7% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 25.4 billion (a 97.5% increase in comparison to the corresponding period of the previous fiscal year), operating income was (Y) 1.2 billion ((Y) 6.2 billion improvement in comparison to the corresponding period of the previous fiscal year), income before income taxes and equity in loss of affiliated company was (Y) 1.0 billion ((Y) 6.0 billion improvement in comparison to the corresponding period of the previous fiscal year), net income was (Y) 0.7 billion ((Y) 6.4 billion improvement in comparison to the corresponding period of the previous fiscal year). The percentage of net sales to overseas customers was 73.2%, compared to 76.7% in the corresponding period of the previous fiscal year.

Advantest Corporation (FY2010 Q3)
Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>
(in billion yen)
	Three months ended December 31, 2009	Three months ended December 31, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	12.1	11.6	(4.2%)
Net sales	7.2	18.2	155.2%
Operating income (loss)	(3.6)	2.0	－

In the Semiconductor and Component Test System Segment, orders were affected by severe reductions in capital investment by multiple customers.
In the memory semiconductor test system, test systems for DDR3-DRAM underperformed amid the influence of steep price declines in DRAM chips used in PCs. Similarly, orders of test systems for the low-power DRAM chips used in smartphones and tablet computers with touch panel failed to meet expectations set at the beginning of the quarter.
In the non-memory semiconductor test system, the MPU segment drove robust sales of Advantest’s flagship T2000 test system, but softening end user demand for consumer electronics held this business to a mild overall decline.
As a result of the above, orders input received was (Y) 11.6 billion (a 4.2% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 18.2 billion (a 155.2% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 2.0 billion ((Y) 5.6 billion improvement in comparison to the corresponding period of the previous fiscal year).

<Mechatronics System Segment>

(in billion yen)
	Three months ended December 31, 2009	Three months ended December 31, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	4.4	6.5	46.5%
Net sales	3.9	4.4	14.8%
Operating loss	(0.7)	(0.1)	－

In the Mechatronics System Segment, despite a challenging market environment during the third quarter such as semiconductors reduced capital investment and the strength of the JPY disadvantaged Advantest vis-à-vis overseas competitors, the company secured a large order for logic handlers, boosting orders for the period.
As a result of the above, orders input received was (Y) 6.5 billion (a 46.5% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 4.4 billion (a 14.8% increase in comparison to the corresponding period of the previous fiscal year) and operating loss was (Y) 0.1 billion ((Y) 0.6 billion improvement in comparison to the corresponding period of the previous fiscal year).

Advantest Corporation (FY2010 Q3)

<Services, Support and Others Segment>

(in billion yen)
	Three months ended December 31, 2009	Three months ended December 31, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	3.4	3.6	10.4%
Net sales	2.9	3.3	16.5%
Operating income	0.5	0.5	(9.0%)

In the Services, Support and Others Segment, maintenance revenues continued to display positive strength, as customer utilization rates remained high.
As a result of the above, orders input received was (Y) 3.6 billion (a 10.4% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 3.3 billion (a 16.5% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 0.5 billion (a 9.0% decrease in comparison to the corresponding period of the previous fiscal year).

(2) Analysis of Financial Condition
Total assets at December 31, 2010 amounted to (Y) 183.2 billion, a decrease of (Y) 5.4 billion compared to March 31, 2010, primarily due to a decrease of (Y) 32.8 billion in cash and cash equivalents, increase of (Y) 13.0 billion , (Y) 9.8 billion and (Y) 7.6 billion in short-term investments , trade receivables and inventories respectively. The amount of total liabilities was (Y) 45.8 billion, an increase of (Y) 7.5 billion compared to March 31, 2010, primarily due to an increase in trade accounts payable. Stockholders’ equity was (Y) 137.4 billion. Equity to assets ratio was 75.0%, a decrease of 4.6 percentage point from March 31, 2010.

(Cash Flow Condition)
Cash and cash equivalents held at December 31, 2010 were (Y) 63.6 billion, a decrease of (Y) 3.4 billion from September 30, 2010. Significant cash flows during the third quarter of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 0.7 billion (Net cash outflow (Y) 6.3 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to net income in the amount of (Y) 0.7 billion.
Net cash used in investing activities was (Y) 2.2 billion (Net cash outflow (Y) 7.8 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to increase in short-term investments in the amount of (Y) 1.4 billion and purchases of property, plant and equipment in the amount of (Y) 0.8 billion.
Net cash used in financing activities was (Y) 0.8 billion (Net cash outflow (Y) 0.8 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to (Y) 0.8 billion dividends paid.

Advantest Corporation (FY2010 Q3)

(3) Prospects for the Upcoming Fiscal Year
Although the global economic recovery remains on track and is expected to continue, unemployment and fiscal problems in developed countries, as well as fears of inflation in the emerging countries, overshadow the prospects for global growth.
Similarly, the dramatic recovery of the semiconductor industry, supported thus far by stimulus measures targeting consumer spending, is now imperiled by the shifting outlook for key semiconductor demand drivers. As a result of these changes in the demand environment in developed countries, starting in late 2010, demand for semiconductor production equipment began to trend downward. This decline is expected set to continue, especially in the DRAM manufacturers.
More positively, encouraging trends in the PC market include the adoption of high-performance next-generation MPUs, improvements in the speed of DRAM memory chips, and increases in the average DRAM content of PCs. Advantest expects that semiconductor manufacturers will regain their appetite for investment, leading to renewed order growth, when the current round of PC inventory adjustments is complete. Additionally, Advantest’s efforts to enhance revenue stability by aggressively growing its share of the SoC tester market – where demand fluctuates less than in the DRAM tester market – are expected to make a favorable impact to the company’s operations in the fourth quarter of fiscal 2010, when the company sees revenue from the new test solutions announced in October 2010, including solutions for image sensors and automotive devices.
Going forward, Advantest intends to continue to hone its R&D and sales operations to respond to diverse semiconductor test and measurement needs, while placing paramount importance on customer satisfaction, enhancing profitability, and reinforcing management stability.
For the fiscal year ending March 31, 2011, Advantest forecasts sales (Y) 100 billion, operating income of (Y) 6.5 billion, income before income taxes and equity in loss of affiliated company of (Y) 5.8 billion, and net income of (Y) 3.5 billion.
Advantest Corporation has made an acquisition proposal to Verigy Ltd. on November 27, 2010 and has revised its acquisition proposal to Verigy Ltd. on December 22, 2010. There have been no subsequent developments that are relevant to disclose to date. Advantest will promptly disclose the information in the case there are any developments that are relevant to disclose.

2.  Others
(1) Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): None

(2) Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the third quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

(3)  Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements: None

Advantest Corporation (FY2010 Q3)

3. Consolidated Financial Statements and Other Information

（1）Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	December 31, 2010	March 31, 2010

Current assets:
Cash and cash equivalents	¥63,649	96,439
Short-term investments	23,521	10,498
Trade receivables, net	25,741	15,930
Inventories	24,177	16,590
Other current assets	3,416	4,292

Total current assets	140,504	143,749

Investment securities	7,360	8,077
Property, plant and equipment, net	31,615	32,881
Intangible assets, net	1,431	1,445
Other assets	2,322	2,511

Total assets	¥183,232	188,663

Advantest Corporation (FY2010 Q3)

	Yen (Millions)
Liabilities and Stockholders’ Equity	December 31, 2010	March 31, 2010

Current liabilities:
Trade accounts payable	¥16,293	11,430
Accrued expenses	5,361	4,894
Accrued warranty expenses	2,479	2,802
Other current liabilities	2,991	2,793

Total current liabilities	27,124	21,919

Accrued pension and severance costs	13,728	13,765
Other liabilities	5,028	2,737

Total liabilities	45,880	38,421

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,573	40,463
Retained earnings	183,118	181,606
Accumulated other comprehensive income (loss)	(19,105)	(14,859)
Treasury stock	(99,597)	(89,331)

Total stockholders’ equity	137,352	150,242

Total liabilities and stockholders’ equity	¥183,232	188,663

Advantest Corporation (FY2010 Q3)

(2）Consolidated Statements of Operations (Unaudited)
	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2010

Net sales	¥31,656	77,538
Cost of sales	17,291	40,348

Gross profit	14,365	37,190

Research and development expenses	12,953	15,619
Selling, general and administrative expenses	14,379	15,618

Operating income (loss)	(12,967)	5,953

Other income (expense):
Interest and dividend income	476	278
Interest expense	(3)	(2)
Other, net	1,111	(1,094)

Total other income (expense)	1,584	(818)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(11,383)	5,135

Income taxes	1,292	1,834
Equity in earnings (loss) of affiliated company	(82)	(30)

Net income (loss)	¥(12,757)	3,271

	Yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2010

Net income (loss) per share:
Basic	¥(71.38)	18.56
Diluted	(71.38)	18.56

Advantest Corporation (FY2010 Q3)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2009	December 31, 2010

Net sales	¥12,887	25,445
Cost of sales	8,615	13,534

Gross profit	4,272	11,911

Research and development expenses	4,240	5,281
Selling, general and administrative expenses	5,016	5,417

Operating income (loss)	(4,984)	1,213

Other income (expense):
Interest and dividend income	114	78
Interest expense	(1)	0
Other, net	(106)	(263)

Total other income (expense)	7	(185)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(4,977)	1,028

Income taxes	678	329
Equity in earnings (loss) of affiliated company	(14)	(21)

Net income (loss)	¥(5,669)	678

	Yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2010

Net income (loss) per share:
Basic	¥(31.72)	3.91
Diluted	(31.72)	3.91

Advantest Corporation (FY2010 Q3)

（3）Consolidated Statements of Cash Flows (Unaudited)
	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2010

Cash flows from operating activities:
Net income (loss)	¥(12,757)	3,271
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	3,160	3,100
Deferred income taxes	(299)	353
Stock option compensation expense	96	110
Changes in assets and liabilities:
Trade receivables	(3,430)	(11,076)
Inventories	(5,659)	(8,011)
Trade accounts payable	3,585	5,949
Other accounts payable	(5,675)	(352)
Accrued expenses	(1,603)	603
Accrued warranty expenses	(99)	(309)
Accrued pension and severance costs	781	214
Other	2,283	4,162

Net cash used in operating activities	(19,617)	(1,986)

Cash flows from investing activities:
(Increase) decrease in short-term investments	7,301	(13,745)
Proceeds from sale of property, plant and equipment	150	5
Purchases of property, plant and equipment	(2,067)	(1,894)
Purchases of intangible assets	(112)	(172)
Other	68	78

Net cash provided by (used in) investing activities	5,340	(15,728)

Cash flows from financing activities:
Purchases of treasury stock	(3)	(10,266)
Dividends paid	(1,748)	(1,709)
Other	(3)	0

Net cash used in financing activities	(1,754)	(11,975)

Net effect of exchange rate changes on cash and cash equivalents	(7)	(3,101)

Net change in cash and cash equivalents	(16,038)	(32,790)

Cash and cash equivalents at beginning of period	105,455	96,439

Cash and cash equivalents at end of period	¥89,417	63,649

Advantest Corporation (FY2010 Q3)

(4) Notes on Preconditions to Going Concerns: None

(5) Segment Information

	Yen (Millions)
	Nine months ended December 31, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥16,565	7,339	7,752	－	31,656
Inter-segment sales	1,797	17	－	(1,814)	－
Net sales	18,362	7,356	7,752	(1,814)	31,656
Operating income (loss) before stock option compensation expense	(8,582)	(2,044)	1,222	(3,467)	(12,871)
Adjustment:
Stock option compensation expense					96
Operating income (loss)					¥(12,967)

	Yen (Millions)
	Nine months ended December 31, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥52,925	14,093	10,520	－	77,538
Inter-segment sales	1,269	48	－	(1,317)	－
Net sales	54,194	14,141	10,520	(1,317)	77,538
Operating income (loss) before stock option compensation expense	7,630	104	1,840	(3,511)	6,063
Adjustment:
Stock option compensation expense					110
Operating income (loss)					¥5,953

Advantest Corporation (FY2010 Q3)

	Yen (Millions)
	Three months ended December 31, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥6,169	3,861	2,857	－	12,887
Inter-segment sales	965	17	－	(982)	－
Net sales	7,134	3,878	2,857	(982)	12,887
Operating income (loss) before stock option compensation expense	(3,562)	(725)	543	(1,193)	(4,937)
Adjustment:
Stock option compensation expense					47
Operating income (loss)					¥(4,984)

	Yen (Millions)
	Three months ended December 31, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥17,709	4,407	3,329	－	25,445
Inter-segment sales	498	44	－	(542)	－
Net sales	18,207	4,451	3,329	(542)	25,445
Operating income (loss) before stock option compensation expense	2,044	(121)	494	(1,149)	1,268
Adjustment:
Stock option compensation expense					55
Operating income (loss)					¥1,213

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(6) Notes on Significant Changes to Stockholders’ Equity: Yes
Treasury stock increased by (Y) 10,266 million compared to March 31, 2010. This amount was primarily attributable to purchases of treasury stock ((Y) 10,264 million; 5,447,922 shares) from dissenting shareholders in accordance with Article 797, Section 1 of Japanese Corporate Law.